UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 14, 2019

Commission File Number: 001-34104

NAVIOS MARITIME ACQUISITION CORPORATION

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F                      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                No ☒

Change in Registrant’s Certifying Accountant

On April 30, 2019, the Board of Directors of Navios Maritime Acquisition Corporation (“Navios” or the “Company”) dismissed PricewaterhouseCoopers S.A. (“PwC”) as its independent registered public accounting firm.

The reports of PwC on Navios’ consolidated financial statements for the fiscal years ended December 31, 2017 and 2018 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal years ended December 31, 2017 and 2018, and the subsequent interim period from January 1, 2019 through the date of termination, (i) Navios did not have disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of the disagreements in connection with its reports on the consolidated financial statements for such years, and (ii) there were no “reportable events” as defined in Item 16F(a)(1)(v) of Form 20-F.

Navios provided PwC with a copy of this Form 6-K prior to its filing with the U.S. Securities and Exchange Commission (“SEC”) and requested that PwC furnish it with a letter addressed to the SEC stating whether it agrees with the above statements. A copy of PwC’s letter, dated May 14, 2019, is attached as Exhibit 16.1 to this Form 6-K.

On April 30, 2019, the Board of Directors of Navios engaged Ernst & Young (Hellas) Certified Auditors-Accountants S.A. (“Ernst & Young”) as Navios’ new independent registered public accounting firm. In connection with the audits of the Company’s financial statements for each of the fiscal years ended December 31, 2017 and 2018, and through April 30, 2019, neither Navios nor anyone on its behalf has consulted with Ernst & Young on the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Navios’ financial statements, or any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a reportable event, as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION

Date: May 14, 2019	By:	/s/ Angeliki Frangou
Angeliki Frangou
Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Exhibit
16.1	Letter from PricewaterhouseCoopers S.A., dated May 14, 2019.